Exhibit 99.4

EXECUTION VERSION

Fusionsbericht
Merger Report

vom 9. Februar 2018
dated as of 9 February 2018

zwischen
by and between

Auris Medical Holding AG	(AMHAG)
Bahnhofstrasse 21, 6300 Zug	(AMHAG)

und
and

Auris Medical NewCo Holding AG	(NewCo)
Bahnhofstrasse 21, 6300 Zug	(NewCo)

(AMHAG und NewCo je eine Partei, und zusammen die Parteien oder die Fusionierenden Gesellschaften)
(AMHAG and NewCo each a Party, and together the Parties or the Merging Companies)

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Inhaltsverzeichnis
Table of Contents

1. Zweck und Folgen der Fusion Purpose and Consequences of the Merger	6
1.1. Vorbemerkungen Preliminary Remarks	6
1.2. Zweck der Fusion Purpose of Merger	7
1.3. Wirtschaftliche Folgen der Fusion Economic Consequences of the Merger	8
1.4. Rechtliche Folgen der Fusion Legal consequences of the Merger	10
1.4.1. Gesellschaftsrechtliche Folgen Consequences under company law	10
1.4.2. Aktien Shares	10
1.4.3. Statuten Articles of Association	11
1.4.4. Verwaltungsrat Board of Directors	11
1.5. Steuerliche Folgen der Fusion Fiscal consequences of the Merger	11
1.5.1. Gewinnsteuer Corporate Income Tax	11
1.5.2. Verrechnungssteuer Withholding Tax	12
1.5.3. Emission- und Umsatzabgabe Issuance and Transfer Stamp Tax	12
1.5.4. Mehrwertsteuer Value Added Tax	12
1.6. Technische Abwicklung Technical Implementation	12
2. Fusionsvertrag Merger Agreement	13
3. Umtauschverhältnis Exchange Ratio	15
4. Keine Ausgleichszahlung No Cash Compensation	16
5. Besonderheiten bei der Bewertung der Aktien Specifics in the Valuation of the Shares	16
6. Allfällige Pflichten der Gesellschafter Potential Duties of the members	16
7. Auswirkungen auf die Arbeitnehmer Consequences for the Employees	17
8. Auswirkungen auf die Gläubiger Consequences for the Creditors	17
9. Hinweis auf behördliche Bewilligungen Information about Regulatory Authorisations	18
10. Anhänge Annexes	18

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11. Sprache Language	18

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Anhangverzeichnis
Table of Annexes

–	Anhang 1: Fusionsvertrag vom 9. Februar 2018 zwischen AMHAG und NewCo.

–	Anhang 2: Geprüfte Fusionsbilanz von AMHAG per 30 September 2017.

–	Annex 1: Merger agreement between AMHAG and NewCo dated 9 February 2018.

–	Annex 2: Audited merger balance sheet of AMHAG as of 30 September 2017.

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Präambel
Preamble

A.	Die Verwaltungsräte von AMHAG und NewCo legen hiermit folgenden gemeinsamen Fusionsbericht (der Fusionsbericht) gemäss Art. 14 des Schweizer Fusionsgesetzes (das FusG) vor.

The board of directors of AMHAG and of NewCo hereby present this joint merger report (the Merger Report) pursuant to art. 14 of the Swiss Merger Act (the Merger Act).

B.	AMHAG und NewCo haben am 9. Februar 2018 einen Fusionsvertrag betreffend die Fusion zwischen der AMHAG als übertragende Gesellschaft und der NewCo als übernehmende Gesellschaft gemäss Anhang 1 zu diesem Fusionsbericht (der Fusionsvertrag) unterzeichnet, wobei alle Aktiven und Passiven (Fremdkapital) der AMHAG kraft Universalsukzession auf die NewCo übergehen und die AMHAG im Anschluss an diese Übertragung – ohne Liquidation – aufgelöst und im Handelsregister gelöscht wird (die Fusion). Dieser Fusionsbericht erklärt weiter den Zweck und die Folgen dieser Fusion. Die ausserordentliche Generalversammlungen der AMHAG und der NewCo werden voraussichtlich am oder um den 12. März 2018 über die Fusion entscheiden.

AMHAG and NewCo have signed a merger agreement dated 9 February 2018 regarding the merger between AMHAG as transferring entity and NewCo as surviving entity, attached hereto as Annex 1 (the Merger Agreement) whereby NewCo will acquire all the assets and liabilities of AMHAG by means of universal succession of title and by which AMHAG will be dissolved – without liquidation – and deleted from the Register of Commerce (the Merger). This Merger Report further explains the purpose and consequences of the Merger. The extraordinary general meeting of AMHAG and of NewCo are expected to resolve on the Merger on or about 12 March 2018.

C.	Der Verwaltungsrat der AMHAG und der NewCo haben je mit Beschluss vom 5. Februar 2018 den Fusionsbericht gutgeheissen.

The board of directors of AMHAG and of NewCo have each approved the Merger Report by resolution dated 5 February 2018.

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1.	Zweck und Folgen der Fusion Purpose and Consequences of the Merger

1.1.	Vorbemerkungen Preliminary Remarks

AMHAG ist eine Aktiengesellschaft nach schweizerischem Recht gemäss den Art. 620 ff. des Schweizerischen Obligationenrechts (OR), mit Sitz in Zug (Firmennummer CHE-108.297.413). Das Aktienkapital von AMHAG beträgt CHF 24‘469‘555.60, eingeteilt in 61'173‘889 voll liberierte Namenaktien mit einem Nennwert von je CHF 0.40 (je eine AMHAG Aktie und zusammen die AMHAG Aktien).

AMHAG is a stock corporation under Swiss law in accordance with article 620 et seq. of the Swiss Code of Obligations (CO), with registered seat in Zug (identification no CHE-108.297.413). The share capital of AMHAG is CHF 24,469,555.60, divided into 61,173,889 fully paid-in registered shares with a nominal value of CHF 0.40 each (each an AMHAG Share and together the AMHAG Shares).

NewCo ist eine Aktiengesellschaft nach schweizerischem Recht gemäss den Art. 620 ff. OR, mit Sitz in Zug (Firmennummer CHE-474.294.374). Das Aktienkapital von NewCo beträgt CHF 122'347.76, eingeteilt in 6‘117‘388 voll liberierte Namenaktien mit einem Nennwert von je CHF 0.02 (je eine Neue AMHAG Aktie und zusammen die Neuen AMHAG Aktien).

NewCo is a stock corporation under Swiss law in accordance with article 620 et seq. CO, with registered seat in Zug (identification no CHE-474.294.374). The share capital of NewCo is CHF 122,347.76, divided into 6,117,388 fully paid-in registered shares with a nominal value of CHF 0.02 each (each a New AMHAG Share and together the New AMHAG Shares).

Die AMHAG Aktien sind am Nasdaq Capital Market (Nasdaq) unter dem Ticker Symbol EARS kotiert.

The AMHAG Shares are listed on the Nasdaq Capital Market (Nasdaq) under ticker symbol EARS.

Alle Aktien von NewCo werden derzeit von AMHAG gehalten.

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All shares of NewCo are currently held by AMHAG.

1.2.	Zweck der Fusion Purpose of Merger

AMHAG hat am 1. März 2017 bekanntgegeben, dass Nasdaq AMHAG schriftlich darüber informierte, wonach AMHAG die Mindestangebotsregel gemäss Nasdaq Listing Rules für die Aufrechterhaltung der Kotierung am Nasdaq Capital Market nicht mehr einhält. Gemäss Nasdaq Listing Rule 5550(a)(2) müssen die Aktien einer Emittentin einen Mindestangebotspreis von USD 1.00 erfüllen. Sollte AMHAG dieses Erfordernis während einer bestimmten (verlängerbaren) Frist nicht einhalten, komme es zu einer möglichen Dekotierung der AMHAG Aktien. Bis zum 8. Februar 2018 konnte die Regelkonformität nicht wieder hergestellt werden. Am 7. Februar 2018, dem zweitletzten Handelstag vor dem Datum dieses Berichts, lag der Schlusskurs bei unter USD 1.00 pro AMHAG Aktie. Um die Regelkonformität wieder herzustellen, muss der Schlusskurs der AMHAG Aktien für eine Dauer von 10 aufeinanderfolgenden Geschäftstagen bei mindestens USD 1.00 liegen. Bis zum 26. März 2018 muss die Regelkonformität wieder hergestellt werden. AMHAG erwartet im ersten Quartal 2018 die erste Schlüssel-Ergebnisse aus der Phase 3 Studie zu Keyzilen® (TACTT3) gegen akuten Innenohr Tinnitus. Je nach Studienausgang könnte der Schlusskurs der gehandelten AMHAG Aktien bei der erforderlichen Höhe von mindestens USD 1.00 liegen und die Regelkonformität wäre wieder hergestellt. Der genaue Zeitpunkt der Phase 3 Studiendaten, die Phase 3 Studiendaten als solche sowie die Auswirkungen auf den Aktienkurs sind zum jetzigen Zeitpunkt nicht voraussehbar. Vor diesem Hintergrund gründete AMHAG die NewCo, eine zu 100% gehaltene Schweizer Tochtergesellschaft der AMHAG, mit dem Ziel, AMHAG mittels gesetzlicher Absorptionsfusion in die NewCo zu fusionieren, wobei NewCo die übernehmende Gesellschaft ist und ein Aktienkapital von CHF 122,347.76, eingeteilt in 6'117‘388 Namenaktien mit einem Nennwert von je CHF 0.02 aufweist (es ist zu beachten, dass sich die in diesem Fusionsbericht erwähnten Beträge/Zahlen betreffend das Aktienkapital, die Anzahl Aktien sowie der Nennwert der Aktien der NewCo nach Massgabe möglicher Erhöhungen des Aktienkapitals der AMHAG als Folge von ausgeübten, durch die AMHAG ausgegebenen Optionen/Warrants ändern könnten bzw. entsprechend adjustiert werden). Für jeweils 10 AMHAG Aktien mit einem Nennwert von je CHF 0.40 wird 1 Neue AMHAG Aktie mit einem Nennwert von CHF 0.02 ausgegeben und zugeteilt, was einem Umtausch bzw. einer Zusammenlegung der Aktien im Verhältnis 10 zu 1 mittels der Fusion entspricht. Eine Zusammenlegung von Aktien führt dazu, dass der Wert der einzelnen neuen

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Aktien entsprechend höher ist. Somit kann die Regelkonformität wieder hergestellt werden.

On 1 March 2017, AMHAG announced that it had received written notification from Nasdaq notifying AMHAG that it was not in compliance with the minimum bid price requirement set forth in Nasdaq Rules for continued listing on the Nasdaq Capital Market. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of USD 1.00 per share. If AMHAG fails to regain compliance within a certain (extendable) period of time, it may become subject to delisting. Through 8 February 2018, AMHAG has not regained compliance with such minimum bid price requirement. On 7 February 2018, two trading days before the date of this report, the closing sale price of the AMHAG Shares was below USD 1.00 per share. To regain compliance, AMHAG Shares must have a closing bid price of at least USD 1.00 for a minimum of 10 consecutive business days. AMHAG has until 26 March 2018 to regain compliance. In the first quarter of 2018, AMHAG expects to receive top-line Phase 3 results on Keyzilen® (TACTT3) for acute inner ear tinnitus. Depending on the timing and outcome of such results, the closing bid prices of AMHAG Shares may reach the necessary USD 1.00 level and compliance may be regained. However, the outcome of the top-line Phase 3 results and the effect on the share price, respectively, cannot be predicted at this stage. Therefore, AMHAG established NewCo, a wholly owned Swiss subsidiary of AMHAG, with the aim to effect a statutory reverse merger of AMHAG into NewCo, as the surviving company with a share capital of CHF 122,347.76, divided into 6,117,388 registered shares with a nominal value of CHF 0.02 each (note that the figures/numbers mentioned in the Merger Report relating to the share capital, the number of shares issued and the nominal value of the shares in NewCo remain subject to changes/adjustments to reflect possible increases in the AMHAG’s share capital as a result of any exercised options/warrants issued by AMHAG). For each 10 AMHAG Shares with a nominal value of CHF 0.40 each, 1 New AMHAG Share with a nominal value of CHF 0.02 will be issued and allocated, effectively resulting in a “reverse share split” at a ratio of 10-for-1 through such Merger. A reverse share split results in an increase of price of the new share. This would allow to regain compliance with the minimum bid price requirement.

1.3.	Wirtschaftliche Folgen der Fusion Economic Consequences of the Merger

Als Folge der Fusion wird AMHAG in der NewCo aufgehen (d.h. alle Aktiven und Passiven (Fremdkapital) von AMHAG werden auf die NewCo übertragen und

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AMHAG wird infolgedessen ohne Liquidation aufgelöst) und im Handelsregister des Kantons Zug gelöscht werden. Nach dem Vollzug der Fusion wird nur noch die NewCo mit Sitz in Zug bestehen.

As a result of the Merger, AMHAG will be merged into NewCo (i.e. all of AMHAG’ assets and liabilities will be transferred to NewCo and AMHAG will be dissolved without liquidation thereupon) and be deregistered from the Register of Commerce of the canton of Zug. After the effectiveness of the Merger only NewCo will exist with its registered seat in Zug.

Die Fusionierenden Gesellschaften stimmen zu, dass die Fusion gestützt auf die Zwischenbilanz der AMHAG per 30. September 2017 (Anhang 2) und die Eröffnungsbilanz der NewCo vom 30. Januar 2018 (die Bilanzen, je eine Bilanz) durchgeführt wird.

The Merging Companies agree that the Merger will be pursued in consideration of AMHAG' interim balance sheet as per 30 September 2017 (Annex 2) and NewCo's opening balance sheet as per 30 January 2018 (the Balance Sheets, each a Balance Sheet).

NewCo wird die Aktiven in der Höhe von CHF 109,120,542 und die Passiven (Fremdkapital) in der Höhe von CHF 12,862,063 der AMHAG wie in der Bilanz der AMHAG gemäss Anhang 2 wiedergegeben, übernehmen.

NewCo will acquire all the assets of CHF 109,120,542 and the liabilities (without equity) of CHF 12,862,063 of AMHAG as reflected in AMHAG' Balance Sheet set out in Annex 2.

NewCo führt derzeit keine eigenen Geschäftsaktivitäten aus. Sie wird nach dem Vollzug der Fusion die derzeitigen Geschäftsaktivitäten von AMHAG unverändert fortführen.

NewCo currently doesn’t have any own business activities. It will continue to perform the current business activities of AMHAG without any change upon effectiveness of the Merger.

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1.4.	Rechtliche Folgen der Fusion Legal consequences of the Merger

1.4.1.	Gesellschaftsrechtliche Folgen Consequences under company law

AMHAG und NewCo haben vereinbart, eine Absorptionsfusion durchzuführen, wobei die Aktiven und Passiven (Fremdkapital) von AMHAG kraft Universalsukzession, wie in Art. 3 Abs. 1 lit. a FusG vorgesehen, per Vollzugsdatum der Fusion auf NewCo übergehen. AMHAG wird ohne Liquidation anschliessend im Handelsregister des Kantons Zug gelöscht werden.

AMHAG and NewCo have agreed to a merger by absorption, in which all assets and liabilities of AMHAG will be transferred with effect as per the effectiveness of the Merger to NewCo by means of universal succession of title, as set forth in article 3 (1) (a) Merger Act. AMHAG will be dissolved without liquidation and subsequently deregistered from the Register of Commerce of the canton of Zug.

1.4.2.	Aktien Shares

Als Folge der Fusion erlöschen die AMHAG Aktien. Die Aktionäre der AMHAG erhalten im Gegenzug die anlässlich der Fusion erworbenen eigenen Neuen AMHAG Aktien im Verhältnis 10 AMHAG Aktien für 1 Neue AMHAG Aktie zugeteilt (Details dazu unten unter Ziffer 3).

Upon effectiveness of the Merger, the AMHAG Shares will be cancelled. The shareholders of AMHAG receive in exchange all New AMHAG Shares acquired by NewCo in the course of the Merger. The exchange ratio is 10 AMHAG Shares for 1 New AMHAG Share (as further specified in section 3 below).

Den Aktionären der AMHAG sollen infolge der Fusion keine Ausgleichzahlungen für die AMHAG Aktien überwiesen werden.

No cash consideration will be paid to the shareholders of AMHAG for the AMHAG Shares as a result of the Merger.

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1.4.3.	Statuten Articles of Association

Die Statuten von NewCo werden im Zusammenhang mit dem Vollzug des Fusionsvertrages wie folgt geändert:

In connection with the completion of the transaction contemplated in the Merger Agreement, the articles of association of NewCo will be amended as follows:

Die Firma von NewCo wird in „Auris Medical Holding AG (Auris Médical Holding SA) (Auris Medical Holding Ltd.)“ geändert und der Titel sowie Art. 1 der Statuten von NewCo entsprechend angepasst.

As a result of the Merger NewCo will change its company name to “Auris Medical Holding AG (Auris Médical Holding SA) (Auris Medical Holding Ltd.)” and the title and article 1 of the articles of association of NewCo will be amended accordingly.

1.4.4.	Verwaltungsrat Board of Directors

Per Vollzug der Fusion soll sich der Verwaltungsrat von NewCo unverändert zusammensetzen.

As per completion of the Merger, the composition of the board of directors of NewCo shall remain unchanged.

1.5.	Steuerliche Folgen der Fusion Fiscal consequences of the Merger

1.5.1.	Gewinnsteuer Corporate Income Tax

Die Fusion sollte keine Gewinnsteuerfolgen auslösen.

The Merger should be tax-neutral for Swiss corporate income tax purposes.

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1.5.2.	Verrechnungssteuer Withholding Tax

Die Fusion sollte keine schweizerischen Verrechnungssteuerfolgen für die Fusionierenden Gesellschaften auslösen.

The Merger should not entail any Swiss withholding tax consequences for the Merging Companies.

1.5.3.	Emission- und Umsatzabgabe Issuance and Transfer Stamp Tax

Die Fusion sollte keine Emissions- und/oder Umsatzabgabefolgen auslösen.

The Merger should have no Swiss issuance and/or transfer stamp tax consequences.

1.5.4.	Mehrwertsteuer Value Added Tax

Auf Grund der Art der Vermögenswerte löst die Fusion keine schweizerischen Mehrwertsteuerfolgen aus.

The Merger is not subject to Swiss VAT due to the nature of the assets.

1.6.	Technische Abwicklung Technical Implementation

Der Verwaltungsrat von AMHAG und NewCo haben einen Fusionsvertrag abgeschlossen. Der Fusionsvertrag, der Fusionsbericht, die Bilanzen, der Prüfungsbericht der Treureva AG, Schweiz, welche als unabhängige Revisorin einen Bericht über den Fusionsbericht und den Fusionsvertrag gemäss Artikel 15 FusG abgibt, die Jahresrechnungen und Jahresberichte über die letzten drei Geschäftsjahre der AMHAG, können am Sitz von AMHAG und von NewCo eingesehen werden.

The board of directors of AMHAG and of NewCo have signed the Merger Agreement. The Merger Agreement, the Merger Report, the Balance Sheets, the report from Treureva Ltd, Switzerland, acting as independent auditor to issue a report on the Merger Report and the Merger Agreement pursuant to article 15

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Merger Act, the annual accounts and the annual reports of AMHAG for the last three business years, are available for inspection at the registered seat of AMHAG and NewCo.

Die Fusion bedarf der Zustimmung der Generalversammlungen von AMHAG und von NewCo.

The Merger requires approval by the general meetings of AMHAG and NewCo.

Die Fusion wird gemäss Artikel 22 FusG am Datum der effektiven Eintragung der Beschlüsse der Generalversammlung von AMHAG beziehungsweise von NewCo beim Handelsregister des Kantons Zug wirksam (inter partes und gegenüber Dritten). Die Fusion steht unter dem Vorbehalt der Einreichung der erforderlichen Anmeldung beim Handelsregisteramt.

The Merger will be effective (inter partes and vis-à-vis third parties) on the date of effective registration of the resolutions of the general meeting of AMHAG and of NewCo, respectively in the Register of Commerce of the canton of Zug, in accordance with article 22 Merger Act. The Merger is subject to the filing of the relevant application with the Register of Commerce.

AMHAG wird ohne Liquidation im Handelsregister gelöscht werden.

AMHAG will be deleted from the Register of Commerce without liquidation.

Der Umtausch der AMHAG Aktien für die Neuen AMHAG Aktien erfolgt gemäss Ziffer 3.

The exchange of the AMHAG Shares for the New AMHAG Shares will take place as further set forth in section 3.

2.	Fusionsvertrag Merger Agreement

Der Verwaltungsrat von AMHAG und von NewCo haben am 9. Februar 2018 einen Fusionsvertrag abgeschlossen. Untenstehend sind die wesentlichen Bedingungen des Fusionsvertrages aufgelistet:

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The board of directors of AMHAG and of NewCo have signed the Merger Agreement dated 9 February 2018. Below are some relevant material terms of the Merger Agreement as follows:

–	NewCo übernimmt AMHAG;

AMHAG merges into NewCo;

–	NewCo übernimmt alle Aktiven und Passiven (Fremdkapital) von AMHAG wie in der Bilanz von AMHAG per 30. September 2017 wiedergegeben;

NewCo takes over all assets and liabilities of AMHAG as reflected in AMHAG's Balance Sheet as per 30 September 2017;

–	aufgrund der Fusion erhalten die Aktionäre von AMHAG für jeweils 10 von ihnen gehaltene AMHAG Aktien, welche mit der Fusion erlöschen, 1 Neue AMHAG Aktie;

as a result of the Merger, the shareholders of AMHAG receive, in exchange for 10 AMHAG Shares, which will cease to exist in consequence of the Merger, 1 New AMHAG Share;

–	wenn Aktionäre von AMHAG aufgrund des Umtauschverhältnisses einen Anspruch auf einen Bruchteil einer Neuen AMHAG Aktie haben, erhalten sie 1 ganze Neue AMHAG Aktie für diesen Bruchteil (der Spitzenausgleich);

if, based on the exchange ratio, shareholders of AMHAG are entitled to a fraction of a New AMHAG Share, they shall receive 1 New AMHAG Share for such fraction (the Compensation for Fractions);

–	da die Aktionäre von AMHAG die von NewCo anlässlich der Fusion erworbenen eigenen NewCo Aktien erhalten, findet keine Kapitalerhöhung statt;

there will be no capital increase as the shareholders of AMHAG will receive all NewCo Shares acquired by NewCo in the course of the Merger;

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–	die Aktionäre von AMHAG sind in Bezug auf die Neuen AMHAG Aktien, die sie im Zusammenhang mit der Fusion erhalten, ab dem Datum ihres Eintrags im Aktionärsregister der NewCo dividendenberechtigt;

the AMHAG shareholders shall be entitled to dividends in relation to the New AMHAG Shares from the date they are registered in the shareholders’ ledger of NewCo;

–	als Folge der Fusion wird AMHAG aufgelöst und aus dem Handelsregister des Kantons Zug gelöscht.

as a consequence of the Merger, AMHAG will cease to exist and will be deregistered from the Register of Commerce of the canton of Zug.

3.	Umtauschverhältnis Exchange Ratio

Jedem Aktionär von AMHAG wird für jeweils 10 AMHAG Aktien mit einem Nennwert von je CHF 0.40 1 Neue AMHAG Aktie mit einem Nennwert von CHF 0.02 ausgegeben und zugeteilt, was einem Umtauschverhältnis von 10:1 entspricht (die Aktienzuteilung).

Each shareholder of AMHAG shall be allocated 1 New AMHAG Share with a nominal value of CHF 0.02 for 10 AMHAG Shares with a nominal value of CHF 0.40 each, corresponding to an exchange ratio of 10:1 (the Share Consideration).

Es werden im Rahmen des Umtausches nur ganze Neue AMHAG Aktien übertragen. Wenn Aktionäre von AMHAG aufgrund des Umtauschverhältnisses einen Anspruch auf einen Bruchteil einer Neuen AMHAG Aktie haben, erhalten sie 1 ganze Neue AMHAG Aktie für diesen Bruchteil.

The Share Consideration shall not include any fractions of AMHAG Shares. If, based on the exchange ratio, shareholders of AMHAG are entitled to a fraction of a New AMHAG Share, they shall receive 1 whole New AMHAG Share for such fraction.

Die Aktien, die im Zusammenhang mit dem Umtausch für die Zuteilung einer ganzen Anzahl von Neuen AMHAG Aktien an alle Aktionäre und für die Vermeidung einer Verteilung von Bruchteilen notwendig sind, werden den

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entsprechenden Aktionären aus dem von Thomas Meyer, CEO und Gründer von AMHAG, gehaltenen Anteil an Neuen AMHAG Aktien ohne Gegenleistung zur Verfügung gestellt werden.

The number of shares required in connection with the exchange to enable the allocation of a full number of New AMHAG Shares, and to avoid allocation of fractions, will be transferred to the respective shareholders from the New AMHAG Shares held by Thomas Meyer, CEO and founder of AMHAG, for no consideration.

4.	Keine Ausgleichszahlung No Cash Compensation

Den Aktionären von AMHAG wird infolge der Fusion keine Ausgleichszahlung in bar gewährt.

The shareholders of AMHAG do not receive any cash compensation in connection with the Merger.

5.	Besonderheiten bei der Bewertung der Aktien Specifics in the Valuation of the Shares

Da die Aktionäre von AMHAG im Rahmen der Fusion sämtliche Aktien von NewCo erhalten, konnte vorliegend auf eine Bewertung der AMHAG Aktien und der Neuen AMHAG Aktien verzichtet werden, und entsprechend wurden auch keine Besonderheiten im Sinne von Art. 14 Abs. 3 lit. e FusG berücksichtigt.

Because the shareholders of AMHAG receive all shares of NewCo in the scope of the Merger there was no need for a valuation of the AMHAG Shares or the New AMHAG Shares and, accordingly, no specifics were considered according to article 14 (3) (e) Merger Act.

6.	Allfällige Pflichten der Gesellschafter Potential Duties of the members

Bei der vorliegenden Fusion müssen keine Pflichten im Sinne von Art. 14 Abs. 3 lit. g FusG berücksichtigt werden.

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In connection with the present Merger no duties in connection with article 14 (3) (g) Merger Act are to be considered.

7.	Auswirkungen auf die Arbeitnehmer Consequences for the Employees

Weder AMHAG noch NewCo verfügen über Arbeitnehmer. Es konnte daher auf eine Konsultation der Arbeitnehmer verzichtet werden.

Neither AMHAG nor NewCo have employees. The employees' consultation could therefore be waived.

8.	Auswirkungen auf die Gläubiger Consequences for the Creditors

Den Gläubigern der Fusionierenden Gesellschaften steht das Recht auf Sicherstellung ihrer Forderungen zu, soweit ihre Forderungen durch die Fusion gefährdet werden.

The creditors of the Merging Companies have the right to have their claims secured to the extent their claims will be jeopardized by the Merger.

Die Forderungen der Gläubiger der fusionierenden Gesellschaften werden nach Ansicht des Verwaltungsrats von AMHAG und NewCo durch die Fusion nicht gefährdet.

The claims of the creditors of the Merging Companies are in view of the board of directors of AMHAG and of NewCo, however, not jeopardized by the present Merger.

Unmittelbar nach Anmeldung der Fusion im Handelsregister des Kantons Zug werden drei Schuldenrufe an verschiedenen Tagen im Schweizer Handelsamtsblatt durchgeführt, ausser ein zugelassener Revisionsexperte bestätigt schriftlich, dass keine Forderungen bekannt oder zu erwarten sind, zu deren Befriedigung das freie Vermögen der Fusionierenden Gesellschaften nicht ausreicht (Art. 25 Abs. 1 und 2 FusG).

Immediately after the registration of the Merger in the Register of Commerce of the canton of Zug a creditor's call will be published three times, at different

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days, in the Swiss Official Gazette of Commerce, unless a specially licensed audit expert confirms in writing that no claims are known or to be expected that could not be satisfied through the disposable assets of the Merging Companies (article 25 (1) and (2) Merger Act).

9.	Hinweis auf behördliche Bewilligungen Information about Regulatory Authorisations

Die geplante Fusion muss in keinem Land von den Wettbewerbs- und/oder Aufsichtsbehörden genehmigt werden.

The intended Merger does not have to be approved by the competition and/or supervising authorities in any jurisdiction.

10.	Anhänge Annexes

Folgende Anhänge bilden einen integrierenden Bestandteil dieses Fusionsberichts:

–	Anhang 1: Fusionsvertrag vom 9. Februar 2018 zwischen AMHAG und NewCo.

–	Anhang 2: Geprüfte Fusionsbilanz von AMHAG per 30 September 2017.

The following annexes shall form an integral part of this Merger Report:

–	Annex 1: Merger agreement between AMHAG and NewCo dated 9 February 2018.

–	Annex 2: Audited merger balance sheet of AMHAG as of 30 September 2017.

11.	Sprache Language

Im Falle von Widersprüchen zwischen der deutschen und der englischen Version dieses Fusionsberichts geht die deutsche Version vor.

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In case of discrepancies between the German and the English version in this Merger Report, the German version shall prevail.

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Unterschriften
Signatures

Übertragende Gesellschaft	Auris Medical Holding AG
Transferring Company

Zug, 9 February 2018

Ort, Datum	Thomas Meyer
Place, Date	Chairman & Chief Executive Officer

Zug, 9 February 2018

Ort, Datum	Hernan Levett
Place, Date	Chief Financial Officer

Übernehmende Gesellschaft	Auris Medical NewCo Holding AG
Surviving Company

Zug, 9 February 2018

Ort, Datum	Thomas Meyer
Chairman
Zug, 9 February 2018

Ort, Datum	Raoul Dias
Place, Date	Authorized Signatory

Fusionsbericht Merger Report

Anhang 1 – Fusionsvertrag zwischen AMHAG und NewCo vom 9. Februar 2018
Annex 1 – Merger Agreement between AMHAG and NewCo dated 9 February 2017

[Separates Dokument]

[separate document]

Fusionsbericht Merger Report

Anhang 2 – Geprüfte Fusionsbilanz von AMHAG per 30. September 2017
Annex 2 – Audited Merger balance sheet of AMHAG as of 30 September 2017

[Separates Dokument]

[separate document]